Exhibit 99.1

Ossen Innovation Announces First Quarter 2016 Financial Results

Earnings Conference Call is Scheduled for 8:30 am ET on June 30, 2016

SHANGHAI, June 29, 2016 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the first quarter ended March 31, 2016.

Dr. Liang Tang, Chairman of Ossen Innovation, commented, "In the first quarter, we saw decline in demand for our zinc coated products as a direct result of the continued struggles facing the steel industry. Despite this challenge and macro headwinds, we managed to grow our total revenues by 12.4% in the first quarter while maintaining profitability as we were able to grow sales of rare earth coated products, plain surface PC strands and other products including steel wires and services. Our overall gross margin also decreased from 13.5% to 10.4% for the first quarter of 2016 primarily due to a shift in product mix toward lower margin products and increased pricing pressure for our major products. Looking ahead, with no significant improvement in macro and industry fundamentals in the near term, we remain cautious in our outlook."

Three Months Ended March 31, 2016 Financial Results

	For the Three Months Ended December 31,
($ millions, except per share data)	2016	2015	% Change
Revenues	$30.1	$26.8	12.4%
Gross profit	$3.1	$3.6	-13.8%
Gross margin	10.4%	13.5%	-3.2%
Operating income	$1.5	$1.7	-8.4%
Operating margin	5.1%	6.2%	-1.2%
Net income attributable to Ossen Innovation	$0.5	$0.9	-46.5%
EPS	$0.02	$0.04	-46.3%

For the three months ended March 31, 2016, revenues increased by $3.3 million, or 12.4%, to $30.1 million from $26.8 million for the same period of last year. This increase was primarily due to increased revenue contribution from rare earth coated products, plain surface PC strands and other products and partially offset by decrease in sales from zinc coated products. The sales of coated PC steel materials, including both rare earth and zinc coated products, increased by $1.9 million, or 8.8%, to $24.0 million and accounted for 79.7% of total sales for the three months ended March 31, 2016 from $22.1 million, or 82% of total sales, for the same period of last year. Sales of rare earth coated products increased by $5.5 million, or 30.5%, to $23.7 million for the three months ended March 31, 2016 from $18.2 million for the same period of last year.  Sales of zinc coated products decreased by $3.6 million, or 92.6%, to $0.3 million for the three months ended March 31, 2016 from $3.9 million for the same period of last year. Sales of plain surface PC strands and others increased by $1.4 million, or 30.4%, to $6.1 million and accounted for 20.3% of total sales for the three months ended March 31, 2016 from $4.7 million, or 17.6% of total sales, for the same period of last year. This increase was mainly due to increased contribution from other products, including sales of steel wire and services that together contributed $4.6 million in revenues for the three months ended March 31, 2016 versus $0.3 million for the same period of last year.

Gross profit decreased by $0.5 million, or 13.8%, to $3.1 million for the three months ended March 31, 2016 from $3.6 million for the same period of last year. Gross margin decreased to 10.4% for the three months ended March 31, 2016 from 13.5% for the same period of last year. Gross margins for rare earth and zinc coated products were 7.7% and 33.7%, respectively, for the three months ended March 31, 2016, compared to 11.5% and 26.2%, respectively, for the same period of last year. Gross margin for plain surface PC strands and others was 20.4% for the three months ended March 31, 2016, compared to 11.2% for the same period of last year due to higher gross margin of plain surface products in the first quarter of 2016.

Selling expenses increased by $0.1 million, or 86.6%, to $0.2 million for the three months ended March 31, 2016 from $0.1 million for the same period of last year. The increase was due to higher transportation cost and higher commission fees. General and administrative expenses decreased by $0.5 million, or 25.4%, to $1.4 million for the three months ended March 31, 2016 from $1.8 million for the same period of last year, mainly due to the decrease in bad debt provision in the first quarter of 2016. As a result, total operating expenses decreased by $0.4 million, or 18.3%, to $1.6 million for the three months ended March 31, 2016 from $2.0 million for the same period of last year.

Operating income decreased by $0.1 million, or 8.4%, to $1.5 million for the three months ended March 31, 2016 from $1.7 million for the same period of last year. Operating margin was 5.1% for the three months ended March 31, 2016, compared to 6.2% for the same period of last year.

Net income decreased by $0.3 million, or 33.6%, to $0.6 million for the three months ended March 31, 2016 from $0.9 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation decreased by $0.4 million, or 46.5%, to $0.5 million for the three months ended March 31, 2016 from $0.9 million for the same period of last year. Earnings per share, both basic and diluted, were $0.02 for the three months ended March 31, 2016, compared to $0.04 for the same period of last year.

Balance Sheet and Cash Flows

As of March 31, 2016, the Company had cash and restricted cash of $12.1 million, compared to $9.6 million at December 31, 2015. Notes receivable were $nil as of March 31, 2016, compared to $8.0 million at December 31, 2015. Accounts receivable were $53.7 million as of March 31, 2016, compared to $43.2 million at December 31, 2015 due to increased sales in the first quarter of 2016. The average days of sales of outstanding (DSO) were 145 days for the three months ended March 31, 2016, compared to 150 days for the twelve months ended December 31, 2015. The balance of prepayment to suppliers for raw materials totaled $62.4 million as of March 31, 2016, compared to $55.7 million at December 31, 2015. The Company had inventories of $20.9 million as of March 31, 2016, compared to $27.3 million at the end of 2015. Total working capital was $96.1 million as of March 31, 2016, compared to $94.7 million at December 31, 2015.

Net cash used in operating activities was $0.8 million for the three months ended March 31, 2016, compared to net cash provided by operating activities of $3.6 million for the same period of last year. This was primarily due to the increase in advance to suppliers. Net cash used in investing activities was $3,031 for the three months ended March 31, 2016, compared to $16,736 for the same period of last year. Net cash used in financing activities was $90,615 for the three months ended March 31, 2016, compared to $4.1 million for the same period of last year. This was primarily due to less repayment of notes payable in the first quarter of 2016.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation First Quarter 2016 Earnings Conference Call" or be prepared to utilize the conference ID.

Conference Call
Date:	Thursday, June 30, 2016
Time:	8:30 am ET, U.S.
Conference Line Dial-In (U.S.):	+1-845-675-0437
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 400-620-8038 China, Domestic: 800-819-0121
Conference ID:	30698312

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through July 8, 2016. To listen, please call +1-855-452-5696 within the United States or +1-646-254-3697 if calling internationally. Utilize the pass code 30698312 for the replay.

This call is being webcast and can be accessed by clicking on this link: http://edge.media-server.com/m/p/n9rbnmd2

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com

Investor Relations
Weitian Group LLC
Phone: +1-917-609-0333
Email: tina.xiao@weitian-ir.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2016	2015
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$889,484	$812,277
Restricted cash	11,163,981	8,780,443
Notes receivable – bank acceptance notes	-	8,010,228
Accounts receivable, net of allowance for doubtful accounts of $838,357 and $738,101 at March 31, 2016 and December 31,2015, respectively	53,664,888	43,247,974
Inventories	20,924,578	27,276,221
Advance to suppliers	62,438,218	55,730,089
Other current assets	390,942	915,041
Total Current Assets	149,472,091	144,772,273
Property, plant and equipment, net	5,379,777	5,557,176
Land use rights, net	3,912,846	3,911,084
TOTAL ASSETS	$158,764,714	$154,240,533

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$14,885,106	$12,477,471
Short-term bank loans	17,830,630	17,714,928
Accounts payable	863,125	1,899,400
Customer deposits	545,710	309,147
Income tax payable	556,618	414,250
Other payables and accrued expenses	2,974,130	1,669,670
Due to related party	-	65,769
Due to shareholder	282,499	282,499
Bond payable	15,411,925	15,273,177
Total Current Liabilities	53,349,743	50,106,311
TOTAL LIABILITIES	53,349,743	50,106,311

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued; 19,828,790 shares outstanding as of March 31, 2016 and December 31, 2015, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	5,700,717	5,631,373
Retained earnings	50,650,925	50,258,265
Treasury stock, at cost: 171,210 shares as of March 31, 2016 and December 31, 2015, respectively	(155,343)	(155,343)

Accumulated other comprehensive income	3,298,090	2,596,227
TOTAL SHAREHOLDERS' EQUITY	93,665,844	92,501,977
Non-controlling interest	11,749,127	11,632,245
TOTAL EQUITY	105,414,971	104,134,222
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$158,764,714	$154,240,533

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

	Three Months Ended March 31,
	2016	2015

REVENUES	$30,087,939	$26,768,356
COST OF GOODS SOLD	26,960,453	23,141,983
GROSS PROFIT	3,127,486	3,626,373
Selling expenses	232,226	124,435
General and administrative expenses	1,367,866	1,833,670
Total Operating Expenses	1,600,092	1,958,105

INCOME FROM OPERATIONS	1,527,394	1,668,268
Financial expenses, net	(837,473)	(753,917)
Other income, net	33,179	139,314
INCOME BEFORE INCOME TAX	723,100	1,053,665
INCOME TAX	(144,214)	(182,357)
NET INCOME	578,886	871,308
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	116,882	7,164
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	462,004	864,144
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	701,863	436,796
TOTAL OTHER COMPREHENSIVE INCOME	701,863	436,796
COMPREHENSIVE INCOME	$1,163,867	$1,300,940

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.02	$0.04
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,828,790	19,901,959

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$578,886	$871,308
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	237,148	387,371
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(10,416,914)	(14,908,029)
Inventories	6,351,643	4,154,569
Advance to suppliers	(6,708,129)	2,212,830
Other current assets	524,099	(66,632)
Notes receivable - bank acceptance notes	8,010,228	9,925,155
Increase (Decrease) In:
Accounts payable	(1,036,275)	302,949
Customer deposits	236,563	94,199
Income tax payable	142,367	245,782
Other payables and accrued expenses	1,304,460	415,285
Due to related party	(65,769)	(69,469)
Due to shareholder	-	30,000
Net cash provided by/(used in) operating activities	(841,693)	3,595,318

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(3,031)	(16,736)
Net cash used in investing activities	(3,031)	(16,736)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease / (Increase) in restricted cash	(2,383,538)	7,522,356
Proceeds from short-term bank loans	530,540	-
Repayments of short-term bank loans	(531,020)	(3,254,996)
Proceeds from notes payable-bank acceptance notes	8,714,930	6,428,618
Repayment of notes payable-bank acceptance notes	(6,421,527)	(14,810,234)
Net cash used in financing activities	(90,615)	(4,114,256)

DECREASE IN CASH AND CASH EQUIVALENTS	(935,339)	(535,674)
Effect of exchange rate changes on cash	1,012,546	635,722
Cash and cash equivalents at beginning of period	812,277	684,592
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$889,484	$784,640

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$195,274	$67,249
Interest paid	$674,865	$359,116
Non-cash transactions:
Appropriation to statutory reserve	$69,344	$102,327